EXHIBIT 99.1

--------------------------------------------------------------------------------
[LOGO OMITTED]
CANADIAN NATURAL
                                                                   PRESS RELEASE
--------------------------------------------------------------------------------


                       CANADIAN NATURAL RESOURCES LIMITED
                  PRICES US$700 MILLION IN 10 AND 30 YEAR NOTES
          CALGARY, ALBERTA - NOVEMBER 24, 2004 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") announces today that it has priced US$350 million principal amount of 4.90% unsecured notes due December 1, 2014 and US$350 million principal amount of 5.85% unsecured notes due February 1, 2035 which have been sold to investors in the United States. The 4.90% unsecured notes were sold at a price of 99.804% per note to yield 4.925% to maturity. The 5.85% unsecured notes were sold at a price of 99.771% per note to yield 5.865% to maturity.

Net proceeds from the sale of the notes will be used primarily to repay bank indebtedness. The securities have been rated by three rating services: Baa1 by Moody's Investors Service, Inc.; BBB+ by Standard & Poor's Corporation; and BBB
(high) by Dominion Bond Rating Service Limited. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. acted as joint book running managers for the offering. RBC Capital Markets Corporation, CIBC World Markets Corp., Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., BNP Paribas Securities Corp., Banc of America Securities LLC, Deutsche Bank Securities Inc., Lazard Freres & Co. LLC, UBS Securities LLC, and Daiwa Securities America Inc. acted as co-managers.

The sale of the notes was the first issuance under the short form base shelf prospectus dated May 8, 2003 which allows for the issuance of debt securities in an aggregate principal amount of up to US$2 billion.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

                                                                          PAGE 2
================================================================================


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:                (403) 514-7777                        ALLAN P. MARKIN           JOHN G. LANGILLE
FACSIMILE:                (403) 517-7370                               Chairman                  President
EMAIL:                    IR@CNRL.COM
WEBSITE:                  www.cnrl.com                            STEVE W. LAUT            COREY B. BIEBER
TRADING SYMBOL - CNQ:     Toronto Stock Exchange        Chief Operating Officer                   Director
                          New York Stock Exchange                                       Investor Relations